UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________________________
FORM 11-K
___________________________________________
(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number: 1-5129
___________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOOG INC. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MOOG INC.
EAST AURORA, NEW YORK 14052-0018

MOOG INC. RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

YEARS ENDED SEPTEMBER 30, 2020 and 2019

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-10
Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Plan Participants of
Moog Inc. Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Moog Inc. Retirement Savings Plan (the Plan) as of September 30, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying schedule, schedule H, line 4i - schedule of assets (held at end of year) as of September 30, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ FREED MAXICK CPAs, P.C.

We have served as the Plan's auditor since 2009.

Buffalo, NY
March 12, 2021

MOOG INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	September 30,
	2020	2019
Assets:
Investments at fair value	$916,684,666	$864,918,599
Investments at contract value	69,444,754	57,921,740

Receivables:
Notes receivable from participants	8,516,548	7,818,637
Participant contributions	2,263,619	2,265,750
Employer contributions	1,180,914	933,729
	11,961,081	11,018,116

Net assets available for benefits	$998,090,501	$933,858,455

See accompanying Notes to Financial Statements.

MOOG INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended September 30,
	2020	2019
Additions:
Participant contributions	$55,736,990	$52,801,621
Employer contributions	27,087,598	18,884,459
Participant rollovers	12,335,206	14,260,696
Net appreciation in fair value of investments	35,161,185	23,489,625
Interest and dividend income	14,713,289	14,228,242
	145,034,268	123,664,643

Deductions:
Distributions	80,499,808	52,148,849
Administrative expenses	302,414	266,534
	80,802,222	52,415,383

Net increase	64,232,046	71,249,260

Transfer from other plans	—	5,641,308

Net assets available for benefits at beginning of year	933,858,455	856,967,887
Net assets available for benefits at end of year	$998,090,501	$933,858,455

See accompanying Notes to Financial Statements.

MOOG INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2020 and 2019

1. Description of Plan
The following is a brief description of the Moog Inc. Retirement Savings Plan (the Plan) and is provided for general information purposes only. Participants should refer to the Plan Document and the Summary Plan Description for complete information.
General
The Plan consists of two defined contribution options, the RSP and the RSP(+), sponsored by Moog Inc. (the Company or the Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Administrative Committee is responsible for the oversight of the Plan, determines the appropriateness of the Plan's investment offerings and monitors investment performance.
Eligibility
As of September 30, 2020, all domestic employees of the Company are eligible to participate in the Plan immediately upon hire. Employees hired after January 1, 2019 are automatically enrolled in the RSP(+). Employees hired prior to January 1, 2019 were given a choice to remain in their current plan, the RSP, or participate in the RSP(+). These modifications to the Plan were effective January 1, 2020.

Plan Mergers and Transfers
For the plan year ended September 30, 2019, the Company transferred assets and merged the associated plan of CSA Engineering into the Plan.

Notes Receivable from Participants
Notes receivable from participants (loans) are valued at their unpaid principal balance plus any accrued but unpaid interest. Loans are limited to the lesser of $50,000 or one-half of the participant's account balance with a minimum loan of $1,000, payable over a term not to exceed five years. Interest is charged at a rate established by the Plan and is normally fixed at origination at Prime plus 1%. The loans are secured by the balance in the participant's account. Principal and interest are paid ratably through payroll deductions.
Contributions and Investments
The Plan allows for voluntary pretax contributions to the Plan in the form of a 1% to 75% salary reduction subject to the Internal Revenue Code (IRC) limits. All employees are automatically enrolled in the Plan at a deferral of 3% of eligible employee compensation to the Plan, unless the employee elects not to make such a contribution to the Plan. Employees are also automatically enrolled in 1% annual increases up to a total deferral of 15%, unless the employee makes an affirmative election to contribute at a different rate or opt out of the automatic enrollment. The Plan also allows for Roth Elective Deferrals. Participants may designate all or a portion of automatic deferrals as Roth Elective Deferrals. The Plan permits participants age 50 and older to make “catch-up” contributions as provided by the Economic Growth and Tax Relief Reconciliation Act of 2001. Contributions are directed by the participant among the available investment options.

1. Description of Plan (continued)
The Plan currently offers fourteen registered investment company funds, Company Class B common stock, target date funds and an investment in insurance contract as investment options for participants.
All new employees hired on or after January 1, 2008 are not eligible to participate in the Company's defined benefit pension plan. Instead, the Company makes a contribution (Retirement Contributions) for those employees based on a percentage of the employee's eligible compensation and age. The Retirement Contributions are in addition to the Company match on voluntary employee contributions (the Company Match). All employees hired before January 1, 2008 elected either to remain in the defined benefit pension plan and continue to accrue benefits or to elect to stop accruing future benefits in the defined benefit pension plan as of April 1, 2008. Employees who elected to stop accruing future benefits receive the Retirement Contribution in the Plan.

RSP
The Company's matching contribution in the RSP is 25% of the first 2% of eligible pay that employees contribute. The Company Match is invested pursuant to participant allocation elections, which may include Company Class B common stock. Retirement Contributions for the RSP are made to an employee-directed investment fund in the Plan.
RSP(+)
The Company's matching contributions in the RSP(+) will be 50% of the first 6% of eligible pay that employees contribute in the plan year 2020; 50% of the first 8% of eligible pay that employees contribute in the plan year 2021; and 50% of the first 10% of eligible pay that employees contribute for all subsequent plan years. Retirement Contributions for the RSP(+) will be initially invested, when made, in Company Class B common stock. However, those RSP(+) Retirement Contributions may be reinvested at any time immediately thereafter pursuant to the Participant's instructions.
The Plan also provides that the Company may make discretionary contributions. For the plan years ended September 30, 2020 and 2019, the Company did not elect to make any discretionary contributions.

Rollovers represent amounts contributed to the Plan by participants from prior employer plans.
Participant Accounts
Separate accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, Retirement Contributions, Company Match and discretionary contributions, if applicable. Plan earnings, losses and fees of the participant's investment selections are reported in the participant's account as defined by the Plan. Participant's contributions and Company Match are fully and immediately vested in the participant accounts. The Retirement Contributions vest 100% after three years of credited service, which is defined as 1,000 hours of service in a plan year. Forfeitures are used to first reduce employer contributions, secondly to offset Plan expenses and lastly reallocated to remaining participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants may transfer all or part of their accounts, including investments in Company stock, among the other investment options in the Plan.
Distributions
Subject to certain limitations, participants may withdraw all or part of their account balance upon attainment of age 59½. Distribution of a participant's account balance is also permitted in the event of death, disability, termination of employment or immediate financial hardship, as defined in the Plan Document. Distributions are required to begin at age 70½. Distributions are made in cash except for the Company Match, which can be distributed in cash or shares. Participants have the option to also receive the balances from their contributions in employer securities in either cash or shares. For distributions of Company Class B common stock from the employer securities funds and matching account balances (for shares purchased after January 1, 1999), the shares of stock will carry a restrictive legend and the Company will have a right of first refusal at the time of sale, transfer or pledging of those shares.

1. Description of Plan (continued)
Administrative Expenses
Certain costs of administering the Plan are borne by the Company, while others are borne by the Plan. Fees borne by the Plan include loan origination fees, investment management fees and recordkeeping fees. Loan origination fees are charged to the participant's account balance at the time the loan is processed. Investment management fees are allocated to all participants invested in the fund that charges the fee on a pro rata basis of account balances. Recordkeeping fees are only charged to participants that meet the minimum balance criteria.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are reported at fair value, except for the fully benefit-responsive investment contract, which is reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.

3. Fair Value
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. The definition of the fair value hierarchy is as follows:
Level 1 - Quoted prices in active markets for identical assets and liabilities.
Level 2 - Observable inputs other than quoted prices in active markets for similar assets and liabilities.
Level 3 - Inputs for which significant valuation assumptions are unobservable in a market and therefore value is based on the best available data, some of which is internally developed and considers risk premiums that a market participant would require.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes to the methodologies used at September 30, 2020 and 2019.
The Plan's assets are invested in shares of registered investment companies, employer securities, common collective trust funds and an investment in insurance contract.
Shares of registered investment companies: Consists of both equity and fixed income mutual funds. Valued at quoted market prices that represent the net asset value of shares held by the Plan at year end.

Employer securities: Certain assets of the Plan are invested in employer securities through a unitized stock fund, which includes Company Class B common stock and investments in a money market fund for liquidity purposes. Employer securities are valued at the closing price reported on the New York Stock Exchange. Money market funds are stated at cost, which approximates fair value.
Common collective trust funds: Consist of pools of investments used by institutional investors to obtain exposure to equity and fixed income markets. Common collective trust funds held by the Plan invest in target date funds. Shares held in common collective trusts are reported at the net unit value of units held at year end. The unit value is determined by the total value of fund assets divided by the total number of units of the fund owned.

3. Fair Value (continued)
The following tables present the fair values and classification of the Plan's investments measured on a recurring basis as of September 30, 2020 and 2019:

	Assets at Fair Value as of September 30, 2020:
	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Domestic:
Large cap stocks	$136,262,735	$—	$—	$136,262,735
Other	131,010,409	—	—	131,010,409
International	30,948,838	—	—	30,948,838
Employer securities	97,989,477	—	—	97,989,477
Total investments in fair value hierarchy	396,211,459	—	—	396,211,459
Investments measured at NAV practical expedient (1)				520,473,207
Total investments at fair value	$396,211,459	$—	$—	$916,684,666

	Assets at Fair Value as of September 30, 2019:
	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Domestic:
Large cap stocks	$115,029,555	$—	$—	$115,029,555
Other	109,597,783	—	—	109,597,783
International	26,925,358	—	—	26,925,358
Employer securities	124,474,701	—	—	124,474,701
Total investments in fair value hierarchy	376,027,397	—	—	376,027,397
Investments measured at NAV practical expedient (1)				488,891,202
Total investments at fair value	$376,027,397	$—	$—	$864,918,599

(1) Per adoption of ASU 2015-07, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the statement of net assets available for benefits.

4. Fair Value of Investments that Use NAV Practical Expedient
The following table summarizes investments measured at fair value based on net asset value (NAV) per share as of September 30, 2020 and 2019:

	Fair Value as of September 30,		Unfunded Commitments	Redemption Frequency	Redemption Notice Period
	2020	2019
Common collective trusts	$520,473,207	$488,891,202	$—	Daily	None
5. Income Tax Status
The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated January 8, 2018, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC); therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the IRC to maintain its qualification. Although the Plan has been amended since receiving this favorable determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6. Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If such termination were to occur, the Company will instruct the trustee to either continue the management of the trust's assets or liquidate the trust and distribute the assets to the participants in accordance with the Plan Document.
7. Investment in Insurance Contract
The Plan has a group annuity contract with Great-West Life & Annuity Insurance Company. The group annuity contract, Key Guaranteed Portfolio Fund, is a fixed account that is part of the general account of Great-West Life & Annuity Insurance Company. The methodology for calculating the interest crediting rate is based on the earnings of the underlying assets in the entire medium long-term new portfolio compared to the minimum interest crediting rate (which will never be less than 0% as stated in the contract), and prevailing market conditions. Interest crediting rate is reset quarterly. At September 30, 2020 and 2019, the Key Guaranteed Portfolio Fund’s fair value equaled its contract value. As described in Note 2, contract value is the relevant measurement attribute for this Fund.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include premature termination of the contracts by the Plan, plant closings, layoffs, plan termination, bankruptcy, mergers and early retirement incentives. The Plan does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

8. Related Party Transactions
Participants of the Plan may elect to invest in Company Class B common stock within the Moog Inc. Common Stock Fund. Moog Inc. is the Plan Sponsor. Additionally, Plan investments include accounts with Great-West Financial Plan Services, LLC (Great-West), the Plan trustee. These transactions qualify as party-in-interest transactions. Net investment losses from investments sponsored by Great-West, Moog Inc. and participant loans amounted to $26,876,308 for the plan year ended September 30, 2020. Net investment gains from investments sponsored by Great-West, Moog Inc. and participant loans amounted to $8,542,893 for the plan year ended September 30, 2019.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of September 30, 2020 and 2019:

	2020	2019

Net assets available for benefits per the financial statements	$998,090,501	$933,858,455
Differences in:
Investments	8,516,548	7,818,637
Notes receivable from participants	(8,516,548)	(7,818,637)
Net assets available for benefits per Form 5500	$998,090,501	$933,858,455

EIN #16-0757636 Plan #002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
September 30, 2020

Identity of Issuer	Description	Current Value

BlackRock Lifepath Index Retirement	Target Date Fund	$118,393,512
BlackRock Lifepath Index 2025	Target Date Fund	116,739,887
BlackRock Lifepath Index 2030	Target Date Fund	88,533,463
BlackRock Lifepath Index 2035	Target Date Fund	60,734,473
BlackRock Lifepath Index 2040	Target Date Fund	43,469,166
BlackRock Lifepath Index 2045	Target Date Fund	37,994,024
BlackRock Lifepath Index 2050	Target Date Fund	33,097,858
BlackRock Lifepath Index 2055	Target Date Fund	17,734,542
BlackRock Lifepath Index 2060	Target Date Fund	3,259,328
BlackRock Lifepath Index 2065	Target Date Fund	516,954
Common Collective Trusts		520,473,207

Vanguard Institutional Index Fund	Mutual Fund	67,315,993
JPMorgan Large Cap Growth Fund	Mutual Fund	46,806,756
Vanguard Total Bond Market Index Fund	Mutual Fund	33,380,839
Vanguard Windsor Fund	Mutual Fund	22,139,985
American Euro Pacific Growth	Mutual Fund	20,255,744
Vanguard Small Cap Index Fund	Mutual Fund	19,131,397
Vanguard Mid Cap Index Fund	Mutual Fund	16,877,977
Pimco Income Fund Institutional Class	Mutual Fund	15,715,174
T Rowe Price Diversified Small	Mutual Fund	15,168,366
Vanguard Total Intl Stock Index	Mutual Fund	10,693,095
Pimco Real Return Fund	Mutual Fund	10,239,310
MFS Mid Cap Growth Fund Class R6	Mutual Fund	10,162,006
Victory Sycamore Established Value Fund	Mutual Fund	5,842,571
JPMorgan Small Cap Growth Fund	Mutual Fund	4,492,769
Shares of Registered Investment Companies		298,221,982

*Moog Inc.	Class B Common Stock	97,989,477
Employer Securities		97,989,477

*Key Guaranteed Portfolio Fund	Group Annuity Contract	69,444,754
Investment in Insurance Contract		69,444,754

*Participant loans	Loans maturing at various dates through June 4, 2026 and bearing interest at rates ranging from 4.25% to 9.00%	8,516,548
Total Investments		$994,645,968
*Denotes a party-in-interest

EXHIBIT INDEX

Exhibit        Description

23.1        Consent of Freed Maxick CPAs, P.C.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOOG INC. RETIREMENT SAVINGS PLAN

Date: March 12, 2021	/s/ Paul Wilkinson
Paul Wilkinson
Plan Administrator